

February 10, 2012

<u>Via E-mail</u>
Mr. Yau Wai Hung
Chief Executive Officer
Great China Mania Holdings, Inc.
203 Hankow Center
5-15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

   Re: **Great China Mania Holdings, Inc.**
       Form 10-K for the year ended December 31, 2010
       Filed April 15, 2011
       File No. 000-54446

Dear Mr. Yau:

   We have reviewed your response dated January 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Financial Statements, page F-1</u>
<u>Notes to Consolidated Financial Statements, page F-7</u>
<u>Note 3 – Disposal of GEBD BVI, page F-8</u>

1. We note the changes made to your financial statements for 2009 and 2010 in response to our prior comment number one. However, it does not appear that the company properly restated its financial statements in response to our prior comment. In this regard, we note that the net loss from discontinued operations that should be reflected in the company's consolidated statement of income for 2010 should be a loss of $128,991 rather than income of $338,717 as currently presented, based on the disclosures provided in Note 15.

      In a related matter, the net income attributable to the non-controlling interest that should be reflected in the statement of changes in stockholders and allocated to the non-controlling interest should be $1,048,472 based on the disclosures provided in Note 15, rather than $1,994,006 as currently disclosed. It appears that this would also result in an increased loss on the disposal of GEBD BVI of $945,534. Please note that other comprehensive income should not be reflected as a component of your net earnings in your statement of operations. Please advise or revise as appropriate.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
Note 18 - Pro Forma Statements of Income, page 14

2.   Your interim financial statements for the 2010 periods included in your Quarterly Reports on Form 10-Q/A also appear to be misstated. In this regard, it appears that you have reflected total comprehensive income of the discontinued operations as a component of your net earnings for the 2010 periods rather than only the net earnings from the discontinued operations. Please revise to reflect only the net earnings of the discontinued entity in your net income for the 2010 periods.

      You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              /s/ Linda Cvrkel

                              Linda Cvrkel
                              Branch Chief